June 11, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Eric McPhee and Wilson Lee

Re:	Broadstone Net Lease, Inc.
Form 10-K for the year ended December 31, 2023
Form 10-Q for the quarter ended March 31, 2024
File No. 001-39529

Dear Messrs. McPhee and Lee:

Set forth below is the response of Broadstone Net Lease, Inc. (the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission by letter dated May 29, 2024, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed February 22, 2024 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed May 2, 2024.

Your numbered comment is reproduced below in bold text. The Company’s response thereto is set forth immediately following the reproduced comment.

Form 10-Q for the quarter ended March 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

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Since February 2023, we note that earnings calls have emphasized that current market conditions have adversely impacted commercial real estate net lease markets and caused significant declines in transaction levels. We also note that in the first quarter of 2024, you have sold 37 assets within your healthcare portfolio and intend to sell clinical, surgical and traditional medical office building properties, which has not always fit well within the traditional net lease framework, so that you can focus more intently on industrial space and your other core investment verticals of retail and restaurant assets. Please tell us and revise future disclosures to provide more robust discussion related to known trends or uncertainties that are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations related to conditions in the market or your specific strategies within your Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to the Staff’s comment, we have provided the below disclosure that we intend to include in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2024 and will undertake to include similar disclosure in future filings as appropriate.

Current Macroeconomic Conditions and Strategic Priorities

Over the last two fiscal years, challenging macroeconomic conditions directly impacted the broader commercial real estate market and, in particular, the net lease real estate market. During the latter half of fiscal 2022, interest rates began to rise steadily and persisted through fiscal 2023, resulting in a challenging lending environment and a material increase in the cost of capital for commercial real estate buyers and lenders. The increase in interest rates accelerated at a more aggressive pace than commercial real estate capitalization rates, thereby compressing earnings on new investments. More recently, market expectations about expansionary monetary policy resulted in net lease real estate sellers maintaining higher pricing expectations, which ultimately led to a significant decrease in transaction volumes during the latter half of 2023 and into 2024. These challenging macroeconomic conditions have limited and may continue to limit the ability of commercial real estate owners, including us, to complete real estate acquisitions at volume and accretion levels consistent with prior years, resulting in lower earnings growth rates compared to historical periods.

Notwithstanding the challenging macroeconomic conditions, we believe that our portfolio performance and strong liquidity profile position our company well for future opportunities. We expect to achieve short-term organic growth in revenues and earnings through rent escalations associated with existing in-place leases, together with growth in long-term value resulting from accretive property investments. In addition, as part of our prudent portfolio management, on February 21, 2024, we announced the strategic decision to sell our clinically-oriented healthcare properties as part of our healthcare portfolio simplification strategy. Our decision to sell these assets was in part due to our review of our investment pipeline and expectation that we would fully redeploy the proceeds into our core investment verticals of industrial, retail, and restaurant assets without diluting our per share results. Since then, we have sold 38 healthcare properties for gross proceeds of $262.2 million, accounting for approximately 50% of the assets we have identified for disposition as part of our healthcare portfolio simplification strategy.

To date, we have successfully redeployed all of the proceeds from the dispositions of our clinically-oriented healthcare properties. As a result of actual and planned sales from our healthcare portfolio simplification strategy, we have recognized a $61.9 million gain on sale of real estate and incurred $56.2 million of impairment charges. Outside of gains on sale of real estate and impairments, we do not expect our healthcare portfolio simplification strategy to materially impact our results of operations or financial position.

Going forward, we will continue to actively monitor macroeconomic conditions as they evolve and evaluate different opportunities to achieve growth and maximize the performance of our portfolio in order to do what we believe is in the best interests of our shareholders.

If you have any questions or comments concerning this submission, please do not hesitate to contact me at 585-402-7879.

Very truly yours,

/s/ John D. Callan

John D. Callan, Esq.

SVP, General Counsel and Secretary

Broadstone Net Lease, Inc.

cc:	Kevin M. Fennell

EVP and Chief Financial Officer

Broadstone Net Lease, Inc.

Stuart A. Barr, Esq.

Partner

Fried, Frank, Harris, Shriver & Jacobson LLP

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